Exhibit 4.22

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement dated April 23, 2009 (this “Agreement”) is entered into in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, by and among:

On one side,

CEMIG GERAÇÃO E TRANSMISSÃO S.A., a company duly incorporated under the laws of Brazil, with head-offices at Av. Barbacena 1200, Santo Agostinho, in the City of Belo Horizonte, State of Minas Gerais, Brazil, enrolled with the Brazilian federal taxpayers’ registry under CNPJ No. 06.981.176/0001-58, herein duly represented in accordance with its by-laws (the “Buyer”);

On the other side,

TERNA – RETE ELETTRICA NAZIONALE S.P.A., a company duly incorporated under the laws of Italy, with head-offices at Via Arno 64, 00198, Rome, Italy, enrolled with the Brazilian federal taxpayers’ registry under CNPJ No. 05.973.996/0001-35, herein duly represented in accordance with its by-laws (the “Seller”);

and, as intervening party,

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG, a company duly incorporated under the laws of Brazil, with head-offices at Av. Barbacena 1200, Santo Agostinho, in the City of Belo Horizonte, State of Minas Gerais, Brazil, enrolled with the Brazilian federal taxpayers’ registry under CNPJ No. 17.155.730/0001-64, herein duly represented in accordance with its by-laws (“CEMIG”);

RECITALS

WHEREAS, Terna Participações S.A., a publicly-traded company duly incorporated under the laws of Brazil, with head offices at Praça Quinze de Novembro 20, 10th floor, suite No. 1003 (part), in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Brazilian federal taxpayers’ registry under CNPJ No. 07.859.971/0001.30 (the “Company”), controlled by the Seller, with common and preferred shares listed as units at the São Paulo Stock Exchange (Bovespa), under Level 2 of Distinguished Practices of Corporate Governance (Nível 2 de Práticas Diferenciadas de Governança Corporativa);

WHEREAS, the Company, through its subsidiaries, is engaged in the implementation, operation and maintenance of electricity transmission infrastructure and the provision of technical services in Brazil, which subsidiaries (other than Terna Serviços Ltda.) hold concessions from the Brazilian Federal Government to provide electricity transmission services in Brazil;

WHEREAS, on the date hereof, the total issued and outstanding capital of the Company is R$1,312,254,675.28, divided into 203,504,353 common shares (the “Common Shares”) and 59,954,480 preferred shares (the “Preferred Shares” and, collectively with the Common Shares, the “Shares”), out of which the Seller owns 173,527,113 Common Shares directly (the “Purchased Shares”) and 10,000 Common Shares and 20,000 Preferred Shares under Units of the Company (such Units held by the Seller, the “Seller’s Units”), representing approximately 85.28% of the voting capital and approximately 65.87% of the total issued and outstanding capital of the Company, included in this amount the Shares received by the members of the Board of Directors of the Company designated by the Seller to occupy such positions;

WHEREAS, the Seller and the Company are parties to an Intercompany Loan, the outstanding principal amount of which on the date hereof is R$500,000,000.00;

WHEREAS, on the basis of the representations and warranties of the Seller and upon reliance thereon, the Buyer wishes to purchase the Purchased Shares from the Seller, and the Seller wishes to sell the Purchased Shares to the Buyer, subject to the terms and conditions set forth in this Agreement;

WHEREAS, the Buyer is a subsidiary of CEMIG and CEMIG executes this Agreement as guarantor of Buyer’s obligations assumed hereunder to the extent and subject to the terms and conditions set forth in this Agreement;

WHEREAS, the transfer of the Purchased Shares and consequent transfer of Control of the Company is subject to approval by ANEEL, which approval is therefore a condition precedent to the consummation of such transfer;

WHEREAS, the Board of Directors of CEMIG approved on April 23, 2009 all the terms and conditions of the transaction contemplated by this Agreement, provided that the acquisition of the Purchased Shares by the Buyer shall be subject to ratification by CEMIG’s general shareholders meeting pursuant to Article 256 of the Brazilian Corporations Law;

NOW, THEREFORE, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1.          Definitions.  (a) The following terms, as used herein, shall have the following meanings, whether employed in the singular or plural or used in different genders or verbal tenses:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common direct or indirect Control with, such Person from time to time.

“Agreement” means this Share Purchase Agreement and the Schedules hereto.

“ANEEL” means Agência Nacional de Energia Elétrica, the Brazilian Electrical Energy Agency.

“Book-Entry Registrar” means Banco Itaú S.A., book-entry registrar for the Company’s shares.

“Bovespa” means BM&FBOVESPA S.A., the São Paulo Stock Exchange.

“Brasnorte” means Brasnorte Trasmissora de Energia Elétrica S.A., a company duly incorporated under the laws of Brazil, with head-offices at Praça Quinze de Novembro 20, 10th floor, suite No. 1003 (part), in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, enrolled with the Brazilian federal taxpayers’ registry under CNPJ No. 09.274.998/0001-97.

“Brazilian Corporations Law” means Law No. 6,404, of December 15, 1976, as amended.

“Brazilian GAAP” means generally accepted accounting principles in Brazil, as defined by Brazilian corporate law and applicable CVM regulations and as in effect at the time any applicable financial statements were prepared.

“Business Day” means any day other than a day on which the banks are permitted or required by Law to be closed in the City of Rio de Janeiro, Brazil or in the City of Rome, Italy.

“CADE” means Conselho Administrativo de Defesa Econômica, the Brazilian antitrust agency.

“Claim” means a Direct Claim or a Third Party Claim.

“Concession Agreements” means the Concession Agreements listed in Schedule 1.1(a)-I to this Agreement.

“Concessions” means the concessions to provide electricity transmission services granted by the Federal Government to the Group pursuant to the Concession Agreements.

“Control” (including any variations thereof, such as the terms “Controlling”, “Controlled by” and “under common Control with”), means, in respect of any Person, the ownership of more than 50% of the voting capital of such Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of another Person (whether through ownership of shares, quotas, other securities or other ownership interests, by contract, shareholders agreement or otherwise), including the ownership, directly or indirectly, of shares, quotas, other securities or other ownership interests having the power to elect a majority of the members of the board of directors and/or executive office, or other bodies governing the business and affairs of such Person.

“Corporate Documents” means, as to any Person, its partnership agreement, incorporation documents, by-laws, articles of association, estatutos sociais or contrato social, as the case may be.

“CVM” means the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM).

“Damages” means any and all materialized claims and/or liabilities, damages, penalties, judgments, assessments, losses, Liens, costs and expenses, including attorneys’ fees, but excluding, losses of profits, indirect, punitive and consequential damages, except if such losses of profits, indirect, punitive or consequential damages are part of a Third Party Claim.

“Effective Date” means the date of execution of this Agreement by all Parties hereto.

“Employee” means an employee (empregado) whether de facto or de juris of a Person. The term “Employment” shall have a correlative meaning.

“Environmental Laws” means any Law related to pollution or protection of the environment or natural resources, including those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“ETAU” means Empresa de Transmissão do Alto Uruguai S.A., a Subsidiary of the Company.

“Euro Equivalent” means the amount obtained by converting the relevant amount of Brazilian Reais into Euro at the rate of the Euro in the free exchange market (Mercado de taxas livres) obtained by the product USD/BRL exchange rate as provided by the Brazilian Central Bank screen PTAX800 – Option 5 based on the average between the selling and buying rates and the EUR/USD exchange rate as published on the Reuters page ECB37 at 1:15 pm London Time, both the rates being obtained on the Business Day immediately preceding the relevant payment date by the Seller from the Foreign Exchange Bank and informed in writing by the Seller to the Buyer.

“Euros” or “EUR” means the lawful currency of the European Union.

“Foreign Exchange Bank” means, as provided in Section 2.2(d) below, the bank authorized to carry out foreign exchange transactions in Brazil as the Seller may designate by written notice delivered to the Buyer at least five Business Days prior to the Closing Date, provided that, in case the Foreign Exchange Bank does not accept the designation by the Seller up to such date, the Foreign Exchange Bank shall be a bank authorized to carry out foreign exchange transactions freely selected by the Buyer among the banks having a previous working relationship with the Buyer or CEMIG.

“Governmental Authority” means any court, government or political subdivision or department thereof, any governmental, regulatory or self-regulation bodies, board, bureau, administrative agency or commission or other governmental agency or instrumentality of competent jurisdiction.

“Group” means the Company, its Subsidiaries and each other Person in which the Company directly or indirectly holds any equity interest.

“Hazardous Materials” means: (i) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

“IFRS” means the accounting principles known as “International Financial Reporting Standards” issued by the Financial Accounting Standards Board.

“Intellectual Property” means all of the following, owned or used by the Seller and/or the Group in the conduct or exercise of the Group’s business as currently conducted: (i) trademarks and service marks (registered or unregistered), trade dress, trade names and other names and slogans embodying business or product goodwill, applications or registrations in any jurisdiction pertaining to the foregoing and goodwill associated therewith; (ii) patentable inventions, discoveries, improvements, know-how, processes, technology, computer programs (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data) and applications and patents in any jurisdiction pertaining to the foregoing, including reissues, continuations, divisions, continuations-in-part, renewals or extensions; (iii) trade secrets; (iv) copyrights in writings, designs, software, or other works, applications or registrations in any jurisdiction for the foregoing; (v) database rights; (vi) internet websites, domain names and applications and registrations pertaining thereto and all intellectual property used in connection with or contained in all versions of the Group’s worldwide websites; (vii) books and records describing or used in connection with the foregoing; and (viii) sales and marketing materials.

“Intercompany Loan” means the loan made by the Seller to the Company under the Intercompany Facility Agreement dated February 16, 2009, due on May 31, 2010, including principal and accrued interest due pro rata until the date of its payment by the Company.

“Law” means any applicable federal, provincial, state or local (or other political subdivision) statute, law, ordinance, Order, rule or regulation of a Governmental Authority.

“License” means approvals, consents, rights, certificates, permissions, licenses, franchises, permits, registrations, filings or other similar authorizations issued, declared, designated, adopted or required by any Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, right of first refusal, option, preference, security interest, encumbrance, usufruct, fideicomissum, fiduciary transfer, attachment or other adverse claim, restriction or limitation of any kind in respect of such property or asset.

“Material Adverse Effect” means any material adverse effect on (i) the operations, business, properties or condition (financial or otherwise) of the Group taken as a whole that affect the ability to conduct the activities of the Group taken as a whole as currently conducted; or (ii) the validity or enforceability of this Agreement.

“ONS” means the Transmission System Operator (Operador Nacional do Sistema).

“Order” means any judgment, arbitral award, order, injunction, writ, determination, decree or award of, or agreement with, a Governmental Authority, arbitration tribunal or alternative dispute resolution body.

“Parcela Variável” means the reduction of the annual permitted revenue of a Concession holder imposed pursuant to the respective Concession Agreement and the applicable Laws as a result of the availability performance of network elements pertaining to the respective Concession holder.

“Party” or “Parties” means the Buyer, CEMIG and the Seller.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, fund or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof, whether having legal personality or not.

“Reais” or “R$” means the lawful currency of Brazil.

“Reference Financials” means the audited consolidated financial statements of the Company as of December 31, 2008, prepared in accordance with Brazilian GAAP, attached hereto as Schedule 1.1(a)-II.

“Related Party” means, with respect to any Person, any of its Affiliates and the respective directors, officers, managers and other representatives of such Person and Affiliates.

“Selic Rate” means the taxa referencial do Sistema Especial de Liquidação e Custódia, or, in the event the Selic Rate becomes no longer available, its replacing interest rate used to adjust taxes due to the Brazilian National Treasury.

“Seller’s Account” means the Seller’s account to be informed by the Seller to the Buyer in writing at least five Business Days prior to the Closing Date.

“Subsidiaries” means the companies Controlled by the Company.

“Tax Return” means a report, return or other information (including any amendments) required to be supplied to a Governmental Authority with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities, the Company or any Affiliate.

“Taxes” means all taxes, however denominated, including any deficiencies, assessments, governmental charges, interest, additions to tax or penalties that may become payable in respect thereof, imposed by any national, state, provincial, county, local or foreign Governmental Authority, which taxes shall include, without limiting the generality of the foregoing, all income taxes, capital gain taxes, PIS (Contribuição para o Programa de Integração Social), COFINS (Contribuição para o Financiamento da Seguridade Social), CSLL (Contribuição Social Sobre o LucroLíquido), IOF (Imposto Sobre Operações de Crédito, Câmbio e Seguro ou relativas a Titulos ou Valores Mobiliários), social contribution taxes, payroll taxes and employee withholding taxes (INSS - Instituto Nacional do Seguro Social and FGTS - Fundo de Garantia do Tempo de Serviço), ISS (Imposto sobre Serviços), ICMS (Imposto sobre Circulação de Mercadorias e Serviços), unemployment insurance, social security, sales and use taxes, excise taxes, environmental taxes, franchise taxes, gross receipts taxes, occupation taxes, real and personal property taxes, stamp taxes, documentary taxes, transfer taxes, withholding taxes, and other obligations of the same or of a similar nature.

“Threshold Amount” means R$200,000.00 or its equivalent in any other applicable currency.

“Units” means the units of the Company listed at Bovespa, each representing one Common Share and two Preferred Shares.

(b)           Each of the following terms is defined in the Section set forth opposite to such term:

Term	Section
BNDES	Recitals
Buyer	Preamble
Cap	8.1
CEMIG	Preamble
Claim Notice	8.4(a)
Closing	2.3(a)
Closing Date	2.3(a)
Common Shares	Recitals
Company	Recitals
Confidential Information	6.3
Contracts	3.15(a)
Damages	8.1(a)
Deductible	8.3
Direct Claim	8.4(a)
Expatriate	5.4
Filings	3.7
Financial Statements	3.13(a)
ICC Rules	10.7(b)
Indemnified Party	8.4

Term	Section
Indemnifying Party	8.4
Indemnity Guaranty	8.2
Interim Period	5.1(a)
OPA	6.5
Preferred Shares	Recitals
Proceeding	3.5(a)
Property / Properties	3.16
Purchase Price	2.2(a)
Purchase Price Per Share	2.2(a)
Purchased Shares	Recitals
Representatives	6.3
Seller	Recitals
Seller’s Units	Recitals
Third Party Claim	8.4(a)

ARTICLE II
PURCHASE AND SALE

2.1.          Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date the Seller shall sell, assign, transfer and convey to the Buyer, and the Buyer shall purchase and acquire from the Seller the Purchased Shares, free and clear of any Liens.

2.2.          Purchase Price.  (a) Subject to the adjustments set forth in clause (b) below, the purchase price for all Purchased Shares is R$2,330,469,127.59 (two billion, three hundred thirty million, four hundred sixty nine thousand, one hundred twenty seven Reais and fifty nine cents) (the “Purchase Price”), corresponding to R$40.29 (forty Reais and twenty nine cents) per Unit and R$13.43 (thirteen reais and forty three cents) per Purchased Share (the “Purchase Price Per Share”).

(b)         If Closing does not occur on September 30, 2009 exclusively as a result of any of the conditions precedent contemplated in Section 7.1(b), 7.1(h), 7.2(a), 7.2(b) or 7.2(c) not being met until such date, the Purchase Price Per Share and, consequently, the Purchase Price shall be increased at a rate equivalent to 103% of the Selic Rate from September 30, 2009 to but excluding the Closing Date. The Purchase Price Per Share shall also be reduced by the amount per Share of dividends or Share redemptions paid by the Company to the extent permitted under this Agreement, if any, and, in such event, the Purchase Price shall be reduced accordingly by the amount per Share of such dividends or share redemptions (as adjusted pursuant to the following sentence, if applicable) multiplied by the number of Purchased Shares. If Closing occurs after September 30, 2009, the amount of dividends deducted from the Purchase Price in accordance with this Section 2.2(b) shall be adjusted at a rate equivalent to 103% of the Selic Rate from the date of such payment of dividends or share redemptions until the Closing Date.

(c)        Subject to the terms and conditions of this Agreement, the Purchase Price shall be paid by the Buyer to the Seller in immediately available funds on the Closing Date by means of wire transfer to the Seller’s Account, in a foreign exchange transaction entered into in accordance with Section 2.2(d) below, of the Reais amount set forth in Section 2.2(a) above minus the amount of any fees and costs charged by the bank closing the foreign exchange transaction and any Taxes and costs which the Buyer is required by Law to withhold and/or pay in connection with such payment and foreign exchange transaction (in which case, a certified copy of the withholding Tax receipt (DARF) shall be delivered by the Buyer to the Seller upon request as promptly as available after payment thereof in accordance with applicable Law). The withholding income tax shall be calculated by Seller, who will assume all responsibility before the Buyer and the Governmental Authorities for the accuracy of such calculation, and must be notified in writing to the Buyer. Notwithstanding anything to the contrary contained in this Agreement, including, without limitation, any limitation contained in Article VIII, Seller shall indemnify Buyer in full and hold Buyer harmless from and against any challenge by any Governmental Authority in connection with such withholding income tax, except in case of fraud or willful misconduct of the Buyer.

(d)        The foreign exchange transaction contemplated in Section 2.2(c) shall be entered into as follows:

(i)         a foreign exchange transaction closed on the Closing Date with a Foreign Exchange Bank that agrees to convert the Reais amount set forth in Section 2.2(a) above, after the deductions contemplated in Section 2.2(c), into the Euro Equivalent of the resulting amount; or

(ii)        if no Foreign Exchange Bank accepts the designation by the Seller up to the date set forth in item (i) above to carry out the foreign exchange transaction as set forth therein, such foreign exchange transaction shall be closed by the Buyer on the Closing Date with a bank in Brazil freely selected by the Buyer among the banks having previous relationship with the Buyer or CEMIG, in which case the exchange rate for the remittance of the Reais amount set forth in Section 2.2(a) above, minus the amounts deducted pursuant to Section 2.2(c), shall be the rate obtained by the Buyer from such bank;

; in either case, provided that nothing in this Agreement shall require the Buyer to disburse or pay, with respect to payment of the Purchase Price, any amounts in Reais (plus any applicable Selic Rate adjustments) in excess of the amount set forth in

Section 2.2(a) above.

(e)           The Buyer shall have the right, to the fullest extent permitted by applicable Law, to set off and apply any and all payments due to the Seller under this Agreement against any and all amounts due by the Seller to the Buyer under this Agreement, including, without limitation, any amounts due by the Seller in accordance with Article VIII. Such right shall be in addition to, and not exclusive of, Buyer’s right to pursue all remedies against the Seller (for breach of contract or otherwise) to the fullest extent provided by applicable Law.

2.3.          Closing.  (a) The closing of the purchase and sale of the Purchased Shares hereunder (the “Closing”) shall take place at the offices of Pinheiro Guimarães – Advogados, in the city of Rio de Janeiro, State of Rio de Janeiro, at Av. Rio Branco 181, 27th floor, at 10:00 a.m. (Rio de Janeiro time) on the later of (i) September 30, 2009 if the conditions precedent set forth in Article VII of this Agreement have been satisfied on or before September 12, 2009; and (ii) the 19th day following satisfaction of all conditions precedent set forth in Article VII of this Agreement, or on such other date and place as the Buyer and the Seller may agree in writing (“Closing Date”).

(b)           At the Closing:

(i)            The Seller shall deliver to the Buyer a certificate signed by the Seller to the effect of confirming that the condition precedent set forth in Section 7.1(a) has been met;

(ii)           The Buyer shall deliver to the Seller a certificate signed by the Buyer and CEMIG to the effect of confirming that the condition precedent set forth in Section 7.2(a) has been met;

(iii)          The Seller and the Buyer shall execute any transfer registration forms required by the Book-Entry Registrar for the transfer of the Purchased Shares to the Buyer;

(iv)          The Seller shall deliver to the Buyer a statement issued by the Book-Entry Registrar evidencing that the Purchased Shares were duly transferred to the Buyer;

(v)           The Seller shall have caused such members of the board of directors and executive officers of the Company and of the other entities of the Group appointed by or at the direction of the Seller as the Buyer shall have designated in a written notice delivered to the Seller at least five Business Days prior to the Closing Date to deliver to the Buyer resignation letters effective as of the Closing Date with a full release and discharge of any obligations of the Company or any other entity of the Group to such directors and officers, in the form attached hereto as Schedule 2.3(b)(v), and to transfer to the Buyer or any Person designated by the Buyer any Shares and any other interest in any company of the Group;

(vi)          The Buyer and CEMIG shall deliver to the Seller a full release and discharge of the directors and officers of the Company and of any other entity of the Group, appointed by or at the direction of the Seller, for any of their act or omission prior to the Closing, except in the case of fault (culpa), fraud or willful misconduct or breach of the respective entity’s By-laws in accordance with Schedule 2.3(b)(vi);

(vii)         The Buyer shall execute and deliver to Seller, the Company and Bovespa the Termo de Anuência dos Controladores (Statement of Consent from Controlling Shareholders) and any other document requested by Bovespa in accordance with the Level 2 Corporate Governance Rules;

(viii)        The Buyer shall pay the Purchase Price as set forth in Section 2.2 above;

(ix)           Subject to Section 6.4 and Section 7.1(f), the Intercompany Loan shall be fully paid to the Seller (principal plus pro rata interest accrued until but excluding the Closing Date) pursuant to Section 6.4;

(x)            The Seller shall deliver to the Buyer a full and irrevocable release and discharge of all obligations of the Company under the Intercompany Loan and of any obligations relating to the use by the Company and any other entity of the Group of Intellectual Property of the Seller, including pursuant to the SAP Agreement;

(xi)           The Seller shall deliver to the Buyer the Indemnity Guaranty, duly executed; and

(xii)          The Seller, the Buyer and/or the Company shall execute such other instruments, documents or certificates, if any, as may be reasonably required to consummate and perfect the transactions contemplated hereby.

2.4.          Deliveries are one Single Transaction.  All actions and transactions indicated in Section 2.3 above shall be regarded as a single transaction so that no action or transaction shall be deemed to have taken place if and unless all other actions and transactions shall have taken place as provided in this Agreement. The Parties acknowledge the essential nature of this provision.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer, as of the date hereof and the Closing Date (or, to the extent that any representation and warranty below refers to a specific date, as of such date), that:

3.1.          Corporate Existence and Power.  The Company and each other entity of the Group are duly organized and validly existing under the laws of Brazil and have all corporate powers and all Licenses required to carry on their respective business as presently conducted, except where failure to hold such Licenses could not reasonably be expected to have a Material Adverse Effect. The Company and each other entity of the Group are duly qualified to do business in each jurisdiction where they conduct business. Except as set forth in Schedule 3.1, the Company and each other entity of the Group do not have any equity participation in any other Person. The Buyer has been provided with true and complete copies of the Corporate Documents of the Company and each other entity of the Group as currently in effect.

3.2.          Authority in Relation to this Agreement.  The execution, delivery and performance by the Seller of this Agreement are within the powers and capacity of the Seller and all consents required pursuant to its Corporate Documents have been obtained and are in full force and effect. Assuming due authorization, execution and delivery by the other Parties, this Agreement constitutes a valid, binding and enforceable agreement of the Seller subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar laws affecting creditors’ rights generally.

3.3.          Governmental Authorization; Consents.  Except as set forth in Schedule 3.3, the execution, delivery and performance by the Seller of this Agreement requires no action by or in respect of, or filing with, or consent from any Governmental Authority on the part of any of the Seller, the Company or any other entity of the Group.

3.4.          Non-Contravention.  The execution, delivery and performance of this Agreement by the Seller and the transfer of the Purchased Shares in accordance herewith do not and will not: (a) violate the Corporate Documents of the Company or any other entity of the Group, (b) assuming compliance with the matters referred to in Section 3.3, violate any applicable Law, (c) except as otherwise set forth in Schedule 3.4(c), require any consent or other action by any Person, constitute a default, or give rise to any right of acceleration, termination or cancellation of any Concession, License or contractual right of the Company or any other entity of the Group or any contractual or other obligation of the Company or any entity of the Group, except where, other than in respect of obligations involving amounts in excess of R$200,000.00, failure to obtain such consent or perform such action could not be reasonably expected to have a Material Adverse Effect, or (d) result in the creation or imposition of any Lien on the Purchased Shares or any asset of the Company or any entity of the Group.

3.5.          Litigation.  Except as disclosed in Schedule 3.5(a), there is (a) no judicial or administrative action, suit, claim, demand, investigation, proceeding, arbitration or dispute (it being understood that with respect to confidential administrative proceedings or investigations, this representation is made to the extent of the Seller’s knowledge or to the extent that any such proceeding or investigation has been served upon or notified to the Seller, the Company or any other entity of the Group) (“Proceeding”) pending against the Company or any other entity of the Group or any of their respective assets before any court or arbitrator or any Governmental Authority involving amounts in excess of the Threshold Amount or which, if determined adversely to the Company or any such other entity of the Group may have a Material Adverse Effect, (b) no Proceeding against the Seller, the Company or any other entity of the Group which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement and no Proceeding seeking any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation or termination of, or modification to, any Concession.

3.6.          Ownership of the Purchased Shares; Corporate Filings; Shareholders’ Agreements.  (a) Schedule 3.6(a) sets forth all of the issued and outstanding shares of capital stock of the Company, a list of all Subsidiaries and the shares of each other entity of the Group as of the date hereof. The Seller and any Affiliates of the Seller, on the Closing Date, will not directly or indirectly own any shares of the Company or any other entity of the Group other than the Purchased Shares and the Seller’s Units. On the Effective Date and the Closing Date, the Purchased Shares represent approximately 65.86% of the total issued and outstanding capital of the Company and approximately 85.27% of the Company’s voting capital and are free and clear of any Lien, and the Seller will transfer and deliver to the Buyer, at the Closing, valid title to the Purchased Shares free and clear of any Lien. All of the issued and outstanding shares of the Company and each other entity of the Group are validly issued and fully paid. Upon the sale and transfer of the Purchased Shares to the Buyer and payment of the Intercompany Loan, the Seller will have conveyed to the Buyer all its equity and other interests in the Company and the Group other than Seller’s Units.

(b)           Except as disclosed in Schedule 3.6(b), there are no authorized or outstanding subscriptions, options, conversion rights, warrants, debt instruments, debentures, or other agreements, securities or commitments of any nature whatsoever (whether oral or written and whether firm or conditional) currently in force obligating the Seller, the Company or any other entity of the Group to issue, deliver or sell, or cause to be issued, delivered or sold, any authorized or outstanding shares of the capital stock, or any securities convertible into or exchangeable for shares of capital stock, of the Company or any other entity of the Group or obligating the Company or any other entity of the Group to grant, extend or enter into any such agreement or commitment.

(c)           The Corporate Documents of the Company and the other entities of the Group and all amendments thereto and all minutes of shareholders’ meetings and board of directors’ meetings have been duly registered with the Commercial Registry and published in accordance with applicable Law.

(d)           The Seller is not a party to any shareholders’ agreement in respect of the Company, and there is no other shareholders’ agreement in respect of equity participations of the Company in other entities of the Group other than the agreements listed in Schedule 3.6(d).

3.7.          Regulatory Filings.  Except as disclosed in Schedule 3.7, the Company and each other entity of the Group have filed all registrations, reports, statements, notices, and other filings required to be filed by them under the rules issued by any Governmental Authority, including all required amendments or supplements to any of the above (collectively, the “Filings”), and such Filings complied with all applicable Laws, except where failure to make such filings that does not have a Material Adverse Effect.

3.8.          No Undisclosed Liabilities.  As of the date hereof, there are no material liabilities (whether accrued or contingent) from financial transactions of the Company or any other entity of the Group or under any derivative agreement or hedging transaction (including any swap, forward, option or futures transactions) or any off-balance sheet transaction, that have not been disclosed by the Seller to the Buyer expressly in writing or in the Reference Financials.

3.9.          Licenses; Concessions.  (a) Except for any License failure of which to obtain could not have a Material Adverse Effect, the Company and each other entity of the Group have all Licenses necessary for, affecting, or relating in any way to, the conduct of their respective business as conducted on the date hereof, and each such License is valid and in full force and effect and, assuming compliance with the matters referred to in Section 3.3, none of the Licenses could be terminated or impaired, in whole or in part, as a result of the transactions contemplated hereby.

(b)           The Company and each other entity of the Group are in compliance with the terms and requirements of each License material to the conduct of their respective business and each Concession and no event has occurred or circumstance exists that (with or without notice or lapse of time): (i) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any such License, except for any violation which could not reasonably be expected to have a Material Adverse Effect, or Concession; or (ii) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any such License or Concession.

(c)           Neither the Company nor any other entity of the Group has received any notice or other communication from any Governmental Authority or any other Person regarding: (i) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any License material to the conduct of its respective business or any Concession; or (ii) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation or termination of, or modification to, any License material to the conduct of its respective business or any Concession.

3.10.        Foreign Investment Registration.  Schedule 3.10 sets forth the amount of the foreign investment of the Seller in the Company registered with the Central Bank of Brazil and correctly represents the actual equity interest held by the Seller in the Company.

3.11.        Finders’ Fees.  There is no investment banker, broker, finder or other intermediary or service provider who has been retained by or is authorized to act on behalf of any of the Seller, the Company or any other entity of the Group nor is there any other Person who, in each case, might be entitled to any fee or commission payable by the Buyer or any entity of the Group in connection with or as a result of the transactions contemplated by this Agreement.

3.12.        Intellectual Property.  (a) Except as disclosed in Schedule 3.12(a), the Company and each other entity of the Group own all right, title and interest in and to, or have a valid and enforceable license to use all the Intellectual Property used by them and material to their respective business. The Company and the other entities of the Group are in compliance in all material respects with the contractual obligations relating to the protection of such Intellectual Property as they use pursuant to license or other agreements, where applicable. There are no conflicts with or infringements of any Intellectual Property used, owned or licensed by any third party and the conduct of the Group’s business as currently conducted does not conflict with or infringe any proprietary right of any third party, except for any of the foregoing which could not reasonably be expected to have a Material Adverse

Effect. There is no Proceeding pending against the Company or any other entity of the Group: (i) alleging any conflict or infringement with any third party’s proprietary Intellectual Property rights; or (ii) challenging the ownership or use of, or the validity or enforceability of any, Intellectual Property.

(b)           The consummation of the transactions contemplated hereby will not alter or impair any Intellectual Property, except where it could not reasonably be expected to have a Material Adverse Effect. There are no licenses, sublicenses and other related agreements in which the Company, any other entity of the Group or any sublicensee of the Company has granted to any Person the right to use any such Intellectual Property; and there are no other consents, indemnification, forbearances to sue, settlement agreements and licensing or cross-licensing arrangements to which the Company or any other entity of the Group is a party relating to any such Intellectual Property.

(c)           The Company and each other entity of the Group own or hold valid licenses to use the operating and applications computer software programs and databases used by them that are material to the conduct of their respective business as presently conducted.

3.13.        Financial Information; Accounting.  (a) The Reference Financials, attached hereto as Schedule 1.1(a)-II, were made available to the Buyer (the “Financial Statements”).

(b)           Except as disclosed in Schedule 3.13(b) (and provided that the Seller shall cause the Company to promptly comply with any determination of the relevant Governmental Authorities, including Bovespa, CVM, Comitê de Pronunciamentos Contábeis and Instituto dos Auditores Independentes do Brasil with respect to the matters disclosed in such schedule), the Financial Statements complied with all applicable accounting requirements and with the published rules and regulations of the CVM with respect thereto, have been prepared in accordance with the then in force Brazilian GAAP consistently applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and present fairly and accurately the financial position of the Company and the other entities of the Group at the respective dates thereof and the results of their operations for the periods indicated (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, which were not and will not be material in amount), and show all indebtedness and other liabilities, direct or contingent, of the Company and the other entities of the Group as of the date thereof, including any actual or contingent liabilities under any derivative agreement or hedging transaction to which the Company or any other entity of the Group is a party (including any swap, forward, option or future transaction).

(c)           Since the date of the Reference Financials and until the date hereof, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

3.14.        Related Party Transaction.  Except for the Intercompany Loan or as otherwise disclosed in Schedule 3.14, there is not any indebtedness for borrowed money in any amount nor any kind of agreement or transaction involving any entity of the Group on one side and the Seller or any Affiliate of the Seller (other than any other entity of the Group) on the other side.

3.15.        Material Contracts; No Defaults.  (a) Schedule 3.15(a) lists all leases, agreements, licenses, notes, mortgages, indentures, arrangements, contracts and other contractual rights and obligations (collectively, “Contracts”) to which the Company and/or any of its Subsidiaries is a party or by which the Company and/or any of its Subsidiaries are bound, consisting of:

(i)  any indenture, mortgage, indemnity, loan, promissory note or other Contract under which the Company or any of its Subsidiaries has borrowed or may borrow any money or issued or may issue any note, bond, indenture or other evidence of indebtedness for or guaranteed indebtedness for money borrowed by others or under which any Person has issued or may issue a letter of credit with respect to which the Company has any liability;

(ii)  any Contract or series of related Contracts requiring future payments by the Company or any of its Subsidiaries: (A) in excess of R$200,000.00 individually or (B) which in the aggregate with other Contracts (without considering the Contracts listed pursuant to item (A)) exceeds R$500,000.00;

(iii)  any Contract or series of related Contracts for the sale, purchase, lease, license or disposition, whether by or to the Company or any of its Subsidiaries, of materials, products or other goods or services or other assets, properties or shares: (A) in excess of R$200,000.00 individually or (B) which in the aggregate with other Contracts (without considering the Contracts listed pursuant to item (A)) exceeds R$500,000.00;

(iv)  any Contract or series of related Contracts that provide for payment or receipt by the Company or any of its Subsidiaries: (A) in excess of R$200,000.00 individually or (B) which in the aggregate with other Contracts (without considering the Contracts listed pursuant to item (A)) exceeds R$500,000.00;

(v)  any joint venture, partnership, shareholders, quotaholders or other Contract involving the voting of shares of capital stock or other equity interests of, or a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any other Person;

(vi)  any Contract that prohibits or restricts the Company or any of its Subsidiaries from engaging in any line of business or from competing with any other Person;

(vii)  any Contract entered into by the Company or any of its Subsidiaries with an Affiliate of the Company or of any of its Subsidiaries;

(viii)  any Contract entered into by the Company or any of its Subsidiaries with a Governmental Authority; and

(ix)  any Contract that requires the Company or any of its Subsidiaries to indemnify any third parties in values in excess of R$200,000.00.

(b)           Except as set forth on Schedule 3.15(b) and except as would not have a Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach of or in default under, and no event has occurred and is continuing that would constitute a default by the Company or any of its Subsidiaries under any provision of any Contract, and neither the Company nor any of its Subsidiaries has received written notice from any other party to any Contract that the Company or any of its Subsidiaries is in breach of such Contract, which breach has not been remedied, and, to Seller’s knowledge, no such other party is in breach of or default under any material provision of any such Contract.

3.16.        Properties and Other Assets.  (a) The Company and the other entities of the Group are the legal owners of, or in the case of leased property have a valid leasehold interest in all property and assets (whether real or personal, tangible or intangible) used by them in their respective business (the “Properties” and each a “Property”). The Seller does not own nor has any rights over any such Properties. Except as disclosed in Schedule 3.16(a), none of such Properties that has a book value of at least R$1,000,000.00 is subject to any Lien.

(b)           As to each Property:

(i)            the Company or other relevant entity of the Group, as the case may be, has under its control all title, deeds and documents necessary to prove its title to the Property with a book value of at least R$1,000,000.00 including all necessary consents for the grant of the leases;

(ii)           all such leases are in full force and effect and no written notice of any alleged breach of any of the terms of the leases has been served by any landlord; and

(iii)          the existing use of the Property is a lawful permitted use and all necessary consents to such existing uses have been obtained.

3.17.        Labor Matters.  (a) The Company and each other entity of the Group are in compliance, in all material respects, with all applicable Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining agreements and wages and hours relating to their business. Schedule 3.17(a) sets forth a true and complete list of all Employees of the Group who have been dismissed or whose employment contracts have been otherwise terminated in the last five years, and all dismissals or termination of employment contracts of Employees and termination of service contracts of other Persons in the past five years were made in accordance with all applicable Laws. Except as disclosed in Schedule 3.17(a), there is no labor, service contract or corporate complaint pending against the Company or any other entity of the Group before any courts or Governmental Authority in Brazil or elsewhere involving amounts in excess of the Threshold Amount or which, if determined adversely to the Company or any such other entity of the Group may have a Material Adverse Effect.

(b)           Except as disclosed in Schedule 3.17(b), no entity of the Group is a party to any collective bargaining agreement with any labor organization, nor has any such entity of the Group agreed in writing to recognize any union or other collective bargaining unit nor has any union or other collective bargaining unit been certified as representing any of the Employees of the Company or any other entity of the Group.

(c)           There has not occurred any strike, slow downs, picketing, work stoppages, concerted refusals to work overtime or other similar labor activities with respect to Employees of the Company or any other entity of the Group. No grievance or arbitration or other proceeding arising out of or under any collective bargaining agreement is pending against the Company or any other entity of the Group.

(d)           Except as disclosed in Schedule 3.17(d), none of the Employees of the Company and the other entities of the Group is entitled to stability under applicable Law.

3.18.        Employment and Other Matters.  (a) Except as set forth in Schedule 3.18(a), there are no pension, profit-sharing, incentive, deferred compensation, bonus, stock option, stock purchase, restricted stock, share appreciation right, supplemental retirement, employment, termination, severance or other similar contract, arrangement or agreement, including, without limitation, any contract, arrangement or agreement that sets forth a term of employment or guarantees any level of compensation or benefits to any Employee, director, officer, manager or other service provider of the Company or any other entity of the Group, any group or individual health, dental, medical, or life insurance, retiree medical or life insurance, survivor benefit, car allowance, reimbursement account, or similar plan, policy or arrangement, whether formal or informal, which is contributed to, sponsored, or maintained for the benefit of any Employee of the Company or any other entity of the Group or for which the Company or any other entity of the Group has any liability contingent or otherwise.

(b)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or together with another event, will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due under any agreement described in Section 3.18(a), (ii) increase any benefits otherwise payable under any agreement described in Section 3.18(a), or (iii) result in the acceleration of the time of payment, vesting or funding of any benefits.

3.19.        Tax Matters.  (a) Except as disclosed in Schedule 3.19 herein:

(i)            (A) the Company and each other entity of the Group have timely filed all Tax Returns required to be filed by applicable Law and (B) all Taxes shown to be payable on such Tax Returns have been paid or will be paid when due, except for any Taxes which are being contested in good faith before the appropriate Governmental Authority and for which appropriate provisions have been made by the Company or other entity of the Group, as the case may be, and an adequate accrual has been made, in accordance with Brazilian GAAP, in their respective financial statements for Taxes which are not yet due and payable; all such Tax Returns are true, correct and complete in all material respects and set forth all items to the extent required to be reflected or included in such Tax Returns by the applicable Laws;

(ii)           as of the date hereof, there are no Liens with respect to any Taxes, except for Liens for Taxes not yet due or being contested in good faith and in respect of which appropriate reserves have been made in the financial statements of the Company or any other entity of the Group, as the case may be;

(iii)          the Company and each other entity of the Group have, in all material respects, paid in full all Taxes for the periods covered by such Tax Returns, as well as all other Taxes that have become due or payable (including, without limitation, if applicable, all Taxes that they are obligated to withhold from amounts paid or payable to or benefits conferred upon Employees, creditors and third parties), except for any Taxes which are being contested in good faith before the appropriate Governmental Authority and for which appropriate provision have been made by the Company or other entity of the Group, as the case may be; and

(iv)          no issues have been raised by (and are currently pending) any Governmental Authority with taxing authority in connection with any of the Tax Returns.

(b)           The Company and the other entities of the Group have maintained, in all material respects, updated and in proper form, the books and records required to be maintained pursuant to the Laws of the Governmental Authorities wherein it is required to file Tax Returns and other reports relating to Taxes.

3.20.        Books and Records.  The Company and the other entities of the Group maintain all books, Tax Returns and records which are necessary to their regular existence and to regularly carry out their business and all of such records are in proper order and are kept in a proper format and updated, as required by applicable Law.

3.21.        Environmental Matters.  (a) The Company and each other entity of the Group are in compliance with all Environmental Laws applicable to their business, except where failure to comply with such Environmental Laws could not reasonably be expected to have a Material Adverse Effect.

(b)           The Company and the other entities of the Group have all environmental approvals, consents, rights, certificates, permissions, licenses, franchises, permits, registrations, filings or other similar authorizations required under Environmental Laws for the conduction of their respective business and such Licenses are listed in Schedule 3.21(b).

(c)           There are no Proceedings pending or, to the best knowledge of the Seller, threatened against the Company or any other entity of the Group that could reasonably be expected to result in the failure to obtain or renew, suspension, cancellation or termination of any of the Licenses referred to in clause (b) above.

3.22.        Insurance.  The Group’s insurance policies cover such risks and contain such policy limits, types of coverage and deductibles customary to insure against risks to which the Company and the other entities of the Group, and their respective Employees, business, properties and other assets would reasonably be expected to be exposed in the operation of their business as currently conducted, and such policies are in accordance with customary market practices in the type of business in which the Group is engaged. All of the Group’s insurance policies are valid and enforceable policies, all premiums due and payable under all such policies and bonds have been paid and the Group is otherwise in compliance in all material respects with the terms of such policies and bonds. Except as set forth in Schedule 3.22, the Seller has no knowledge or belief, after due inquiry, of any threatened termination of the insurance policies or any facts or actions that may cause the non-payment of the premiums pursuant to the insurance policies.

3.23.        Full Disclosure.  No report, financial statement or certificate furnished in writing by or on behalf of the Seller or the Group to the Buyer, CEMIG or their respective representatives in connection with the Group’s business, assets and liabilities, the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder contains any material misstatement of a fact or, taken as a whole, omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

3.24.        Compliance with Laws.  (a) The Company and each other entity of the Group are in compliance in all material respects with the requirements of all Laws applicable to them or to the conduct or operation of their business and the ownership or use of their Properties and, with respect to the Company, with the Level 2 of Distinguished Practices of Corporate Governance (Nível 2 de Práticas Diferenciadas de Governança Corporativa).

(b)           No event has occurred or circumstance exists that (with or without notice or lapse of time): (i) may constitute or result in a material violation by the Company or any other entity of the Group of, or a failure on the part of the Company or any other entity of the Group to comply with, any Law; or (ii) may give rise to any material obligation on the part of the Company or any other entity of the Group to undertake or to bear all or any portion of the cost of any remedial action of any nature.

(c)           Neither the Company nor any other entity of the Group has received any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding: (i) any actual, alleged, possible or potential violation of, or failure to comply with, any Law in any material respect; or (ii) any actual, alleged, possible or potential obligation on the part of the

Company or any other entity of the Group to undertake or to bear all or any portion of the cost of any remedial action of any nature.

3.25.        Powers-of-Attorney.  Schedule 3.25 contains a list of all powers-of-attorney granted by the Company and the other entities of the Group granting powers to attorneys-in-fact to carry out general management activities, execute agreements, issue promissory notes or other debt instruments, incur indebtedness, transfer, pledge or mortgage properties of the Company or any other entity of the Group.

3.26.        Guarantees.  Neither the Company nor any of its Subsidiaries is a guarantor or otherwise is responsible for any liability of obligation (including indebtedness) of any other Person, except for the guarantees mentioned in Schedule 3.26.

3.27.        Bankruptcy.  The Company and the Seller are not subject to any bankruptcy, liquidation or similar procedure, including judicial or out-of-court creditors reorganization.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER AND CEMIG

Each of CEMIG and the Buyer, jointly and severally, represents and warrants to the Seller as of the date hereof and the Closing Date (or, to the extent that any representation and warranty below refers to a specific date, as of such date) that:

4.1.          Corporate Existence and Power.  It is a company duly organized and validly existing under the laws of Brazil and has all corporate powers and all material Licenses required to carry on its business as presently conducted.

4.2.          Corporate Authorization.  The execution, delivery and performance by it of this Agreement is within its corporate powers and capacity and, except for the approval or ratification by CEMIG’s shareholders required in accordance with Article 256 of the Brazilian Corporations Law, all consents required pursuant to its Corporate Documents have been obtained and are in full force and effect. Assuming due authorization, execution and delivery by the other Parties hereto, this Agreement constitutes its valid, binding and enforceable agreement, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar laws affecting creditors’ rights generally.

4.3.          Non-Contravention.  The execution, delivery and performance of this Agreement by the Buyer and by CEMIG do not and will not: (a) violate the Corporate Documents of the Buyer and CEMIG, as long as this transaction is ratified by CEMIG’s shareholders in accordance with Article 256 of the Brazilian

Corporations Law, (b) violate any applicable Law, (c) except as set forth in Schedule 3.3, require any consent or other action by any Person, constitute a default, or give rise to any right of acceleration, termination or cancellation of any contractual right of the Buyer and CEMIG or any contractual or other obligation thereof, or (d) result in the creation or imposition of any Lien on any material asset of the Buyer or CEMIG.

4.4.          Governmental Authorization; Consents.  Except as set forth in Schedule 3.3, the execution, delivery and performance by the Buyer and CEMIG of this Agreement requires no action by or in respect of, or filing with, or consent from any Governmental Authority on the part of any of the Buyer and CEMIG.

4.5.          Financing.  Buyer and CEMIG have, or have access to, sufficient cash resources to pay any and all amounts necessary to consummate the payments and transactions contemplated hereby.

4.6.          Bankruptcy.  The Buyer and CEMIG are not subject to any bankruptcy, liquidation or similar procedure, including judicial or out-of-court creditors reorganizations.

4.7.          Forward-Looking Statements.  Notwithstanding anything contained in this Agreement to the contrary, each of the Buyer and CEMIG acknowledges and agrees that Seller, the Company and the entities of the Group are not making any representations or warranties whatsoever, express or implied, as to projections, forecasts or forward-looking statements provided to Buyer or CEMIG.

4.8.          Finders’ Fees.  There is no investment banker, broker, finder or other intermediary or service provider who has been retained by or is authorized to act on behalf of either the Buyer or CEMIG nor is there any other Person who, in each case, might be entitled to any fee or commission payable by the Seller in connection with or as a result of the transactions contemplated by this Agreement.

ARTICLE V
COVENANTS OF THE SELLER AND THE COMPANY

The Seller agrees, for itself and for the Company, that:

5.1.          Conduct of the Business of the Group.  (a) From the Effective Date until the Closing Date (the “Interim Period”), and subject to the terms hereof, the Seller, to the extent applicable, shall cause the Company to conduct its business and cause the other entities of the Group to conduct their business in the ordinary course consistent with past practice and preserve intact the business organizations and the relationships of the Group with third parties and to keep available the services of present directors, officers and Employees of the Group (except for any dismissals for cause – justa causa – and unilateral termination by Employees). Without limiting the generality of the foregoing, from the Effective Date until the Closing Date, the Seller shall not permit the Company or any entity of the Group, except by written consent duly signed by the authorized representatives of the Buyer (provided that, with respect to items (vii), (viii), (xii), (xiv), (xvi) and (xvii) below such consent shall be deemed granted if the Buyer does not manifest its denial (which denial for the purposes of this provision may also be manifested by means of an email) within three Business Days from its receipt of a duly signed and delivered written request from the Seller), to:

(i)            adopt or propose any change in its Corporate Documents;

(ii)           acquire, or otherwise invest in, by merger, consolidation or other similar business combination, any corporation, partnership or other business organization, division or substantially all of the assets thereof, or any public concession, authorization or permit, or enter into, directly or through any consortium, joint venture or otherwise, any new business, or be the subject of any merger or consolidation with any Person;

(iii)          purchase, acquire, sell, lease, license or otherwise dispose of any material assets or Property, including, without limitation, Intellectual Property and software, except with respect to Properties other than real property, in the ordinary course consistent with past practice;

(iv)          issue, deliver or sell, or authorize or propose the issuance, amalgamation or split of shares or the payment of share bonus, combine or reclassify, or purchase or redeem any shares of, or take any other similar action with respect to any of, its capital stock or any options or warrants relating thereto or any other securities or instruments convertible into or giving the right to subscribe or acquire shares of its capital stock;

(v)           authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution or enter, declare or file for bankruptcy or judicial or extrajudicial reorganization;

(vi)          incur, renew, extend, assume or guarantee any indebtedness for borrowed money with a term to maturity of over 90 days or in an amount exceeding R$200,000.00 for each transaction or series of related transactions or R$500,000.00 in the aggregate of all transactions since the Effective Date;

(vii)         mortgage, pledge, assign or transfer as collateral any of its properties, or otherwise create or grant any other Lien thereon, except for the cash collateral which may be granted by Novatrans Energia S.A. in favor of the syndicate of banks listed in Schedule 3.4(c)(vii) in order to replace the corporate guarantee issued by the Company with respect to the obligations of Novatrans Energia S.A.;

(viii)        discharge or satisfy any Lien or pay or satisfy any material obligation or liability (fixed or contingent) except on their respective due date and in the ordinary course of business consistent with past practice;

(ix)           make any change in its accounting procedures or practices, except as required by changes in Brazilian GAAP or applicable Law;

(x)            assume, guarantee, endorse or otherwise become liable or responsible for any liabilities of any other Person;

(xi)           except as necessary to file any Tax Returns when due or as is consistent with past practice, make any Tax election or settle or compromise any material Tax liability;

(xii)          settle or agree to settle any Proceeding (including any Proceeding relating to this Agreement or the transactions contemplated hereby, in such case regardless of the amount involved) with a value of R$200,000.00 individually or R$500,000.00 in the aggregate until the Closing Date or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim or liability with a value of R$200,000.00 individually or R$500,000.00 in the aggregate until the Closing Date, other than the payment, discharge or satisfaction, on the due date thereof, of liabilities reflected in the Reference Financials or incurred in the ordinary course of business consistent with past practice;

(xiii)         enter into any agreement with Related Parties, including any direct or indirect shareholders and/or Affiliates;

(xiv)        enter into any agreement involving amounts that exceed R$200,000.00 for each agreement or series of related agreements or R$500,000.00 in the aggregate of all agreements since the Effective Date;

(xv)         declare or make any distribution on its share capital, including by way of dividends, interest on capital or otherwise, or purchase, redeem or otherwise acquire any shares of its capital or any option over such shares, or otherwise make any other payment to its shareholders, except: (A) for dividends (which, for the avoidance of doubt, shall not be construed to include interest on capital – juros sobre capital próprio) or redemption of redeemable shares (it being understood that any such redemption shall not have any actual or potential adverse impact on or cause any actual or contingent liability to the Company or to any

Subsidiary) to be distributed and paid on September 29 or September 30, 2009 (but not on any other date) from: (x) profit reserves (other than any reserves created from tax benefits) existing in the end of the fiscal year 2008 and (y) interim dividends in respect of the fiscal year of 2009, in each case as verified in the Company’s audited or auditor-revised financial statements for the relevant period, prepared in accordance with Section 3.13(b); and (B) if Closing occurs after the end of the fiscal year 2009, for any mandatory dividends declared at the Annual General Shareholders Meeting in respect of such fiscal year which the Company is required to distribute in 2010 in accordance with the Brazilian Corporations Law and its by-laws; provided that, in any event, immediately after Closing (considering payment of any such declared dividends or share redemptions) the Company and the other entities of the Group shall have cash and cash equivalents (disponibilidades) of at least R$20,000,000.00 in the aggregate on a consolidated basis and allocated R$ 1,000,000.00 to the Company and the remainder among the entities of the Group proportionally to the respective Permitted Annual Revenue (Receita Anual Permitida) of each entity of the Group, in any case not subject to any restriction or Lien and that no indebtedness shall be incurred in order to pay such dividends and any distribution of such dividends cannot be made in breach of applicable Law or any covenant of the Company or any entity of the Group.

(xvi)        hire any new directors, officers or Employees or enter into or modify any existing employment or service contract with a director, officer or Employee; provided that the Company and other entities of the Group may hire Employees for positions other than senior management in the ordinary course of business consistent with past practice;

(xvii)       dismiss any director, officer or Employee, except for the dismissal of any Employee in the ordinary course of business and in accordance with applicable Law and the provisions of this Agreement;

(xviii)      (A) grant to any of its directors, officers or Employees any increase in compensation (including by means of bonus or dividend), or (B) grant to any of its directors, officers or Employees any increase in severance or termination pay, except to the extent required by Law;

(xix)         adopt, amend, terminate or increase any benefit, retention, bonus or other compensation plan or arrangement with respect to any director, officer or Employee, except to the extent required by Law, except for payments until the Closing Date due under the retention plan described in Schedule 5.1(xix), limited to the aggregate amount of R$2,000,000.00;

(xx)          enter into any lease agreement with respect to any of its Properties;

(xxi)         enter into any other agreement or obligation, or otherwise incur any expenses other than in the ordinary course of business consistent with past practice;

(xxii)        enter into any amendment or refinancing of the Intercompany Loan, except as set forth in Section 7.1(f); and/or

(xxiii)       agree or commit to do any of the foregoing or take any action that would reasonably be expected to make any representation or warranty in this Agreement untrue or incorrect as of the date when made or as of a future date and that would result in any of the conditions set forth in this Agreement not being capable of being satisfied prior to the Closing.

(b)           For the avoidance of doubt, the following shall be considered within the ordinary course of business and shall not, as a consequence, be considered as falling within the scope of paragraphs (a) (i) to (xxii) above and shall be considered permitted under this Agreement:

(i)            all actions, transactions and matters (including capital expenditures) provided or contemplated under any agreement to which the Company or any of its Subsidiaries is a party on the date hereof, or which are necessary to comply with any obligation under such licenses or the agreements and documents related thereto or under applicable Laws; and

(ii)           all agreements with customers, suppliers and the ONS related to the maintenance, use or operation, or development of, or access to, the transmission grid.

(c)           During the Interim Period, the Buyer shall designate three representatives to form a transition committee which will work together with the Seller in connection with the day-to-day business of the Group and mediate the relationship between the Seller and the Buyer with respect to any matters requiring approval from the Buyer in accordance with Section 5.1(a). The transition committee shall be granted full access to documents and information relating to the business of the Group in accordance with Section 5.2 below.

(d)           The provisions of this Section 5.1 shall apply also to ETAU and Brasnorte, and the Seller agrees to exercise its voting rights and power (and to cause the Company to exercise its shareholder rights and power) in respect of such Subsidiaries in a manner as to cause the provisions herein to be complied with by such Subsidiaries to the extent such exercise of voting rights and power does not contravene the provisions of the by-laws and shareholders’ agreements of such

Subsidiaries, and considering the limitation of rights and power of the Company as one of the members of the controlling group of such companies.

5.2.          Access to Information.  From the Effective Date until the Closing Date, with the purpose that an uninterrupted and efficient transfer of the Purchased Shares may be accomplished, the Seller shall cause the Company and the other entities of the Group to, except that with respect to ETAU and Brasnorte this obligation is limited to the extent of the access of the Company or any director or officer appointed by or at the direction of the Company or the Seller to such relevant information, upon reasonable request: (i) give Buyer, its counsel, financial advisors, auditors and other authorized representatives access to the offices, properties, books and records of the Company and the other entities of the Group, (ii) furnish to the Buyer, its counsel, financial advisors, auditors and other authorized representatives copies of such financial and operating data, Contracts and other information relating to the Group and their business as such Persons may request and (iii) instruct the Employees, counsel and financial advisors of the Seller and of the Group to cooperate with the Buyer in its investigation of the business of the Group. All such access shall be granted during normal business hours, shall be subject to the normal safety regulations and confidentiality obligations and limitations set forth in applicable Law, and shall be granted under conditions which will not materially interfere with the business and operations of the Group. No investigation by the Buyer or other information received by the Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Seller hereunder.

5.3.          Notices of Certain Events.  From the Effective Date until the Closing Date, the Seller shall (and shall cause the Company to) notify the Buyer in writing of:

(a)           any communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)           any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement or with any Filings;

(c)           any Proceedings commenced or threatened in writing against, relating to or involving or otherwise affecting the Company or any other entity of the Group that, if pending on the date of this Agreement, would have been required to have been disclosed hereby or that relate to the consummation of the transactions contemplated by this Agreement;

(d)         any material change in the condition (financial or otherwise), properties, liabilities or operations of the Company or any other entity of the Group, other than in the ordinary course of business consistent with past practice; and

(e)          any fact that renders any representation or warranty made by the Seller hereunder false, incomplete, misleading or incorrect on the Closing Date.

5.4.          Foreign Employees.  Notwithstanding anything to the contrary contained in this Agreement, the Seller shall be responsible for, and hereby undertakes all liabilities in connection with, all matters related to the Employment or services contract of any foreign Employee of the Group or any foreign individual not formally retained by the Group under the Brazilian Consolidação das Leis do Trabalho who provides services to any entity of the Group (any such foreign Employee or foreign individual, an “Expatriate”) and any termination thereof, and shall otherwise be responsible, and undertakes all liabilities in connection with, and agrees to indemnify, hold harmless and defend the Buyer, CEMIG, the Company, the other entities of the Group and their respective Affiliates, from and against any and all claims and/or liabilities, damages, penalties, judgments, assessments, losses, Liens, Taxes, costs and expenses, including attorneys’ fees, demanded by any Expatriate or otherwise payable in connection with the relationship of the Company or any other entity of the Group with any such Expatriate.

5.5.          Transfer of Information Recorded in Seller’s Server and SAP System.  The Seller shall, at Closing, provide the Buyer with a backup and otherwise transfer to the Buyer any information recorded in its servers and in the Seller’s SAP system relating in any manner to the Company and the other entities of the Group.

5.6.          Acknowledgment of Company’s Required Actions.  The Seller shall deliver to the Buyer, within five Business Days following the Effective Date, copy of a written notice duly acknowledged by the Company’s authorized representatives, informing the Company of the undertakings hereunder with respect to the conduction of the Group’s business and other matters which require action from the Company in accordance with this Agreement.

ARTICLE VI
COVENANTS OF THE BUYER, CEMIG, THE SELLER AND OPA

The Buyer, CEMIG and the Seller each agrees that:

6.1.          Further Assurances.  Subject to the terms and conditions of this Agreement, the Buyer, CEMIG and the Seller shall (and the Seller shall cause the Company and CEMIG shall cause the Buyer to): (a) use their reasonable best efforts to satisfy or cause the satisfaction of the conditions precedent contained in Article VII; (b) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement, including for the purpose of making the filings and obtaining the approvals and consents contemplated in Section 3.3; and (c) comply with all their respective covenants, obligations and undertakings under this Agreement. The Seller prior to the Closing, and the Buyer, after the Closing, agree to cause the Company to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

6.2.          Public Announcements.  The Buyer, CEMIG and the Seller agree to consult and agree with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable Law, any listing agreement with any national securities exchange or any Governmental Authority, will not issue any such press release or make any such public statement without prior written approval of the other Party, which shall not be unreasonably withheld, including with respect to the content and timing of any such release or statement.

6.3.          Confidentiality.  Each Party and its respective officers, directors, Employees, accountants, counsel, consultants, advisors and agents (the “Representatives”) shall hold confidential all information obtained in connection with this Agreement and the transactions contemplated hereby and, with respect to the Seller and its Representatives, also all information in connection with the Group’s business, assets and activities, which is not otherwise public knowledge, not independently known or developed, not received from a third party who is not subject to an obligation of confidentiality or not in the public domain through no fault of the receiving party (“Confidential Information”). Even after a copy of this Agreement has been filed with any Governmental Authority (if so required by applicable Law or such Governmental Authority), each Party shall refrain from disclosing, and shall hold confidential, the Confidential Information and the terms and conditions of this Agreement, except to the extent that disclosure of any such information is necessary or desirable for consummation of the transactions contemplated hereby, demanded by any Governmental Authority, required by applicable Law or stock exchange regulations to which a Party is subject, or with the consent of all other Parties hereto.

6.4.          Intercompany Loan.  (a) Subject to Section 7.1(f), the Buyer shall cause the Company to fully repay the Intercompany Loan (principal and pro rata interest accrued until its payment by the Company) on the Closing Date. In order for such repayment to be made, the Buyer agrees to, simultaneously with the Closing and subject to Closing occurring, grant or procure that a third-party financial institution grant to the Company, on the Closing Date, a new loan in the amount corresponding to the outstanding amount of the Intercompany Loan on the Closing Date, at such terms and conditions as the Company and the Buyer or such third-party financial institution shall negotiate. The Seller shall cause the Company to incur such new loan on the terms set forth herein and use the proceeds thereof to fully repay the Intercompany Loan.

(b)             The Seller hereby agrees to cooperate with the Buyer and the Company and to execute all such documents and take all such further action as necessary or as reasonably requested by the Buyer to procure that the Company obtain financing from a third-party financial institution, in the terms negotiated by the Buyer, in order to repay and substitute the Intercompany Loan in accordance with this Section 6.4; provided that the Buyer shall keep the Seller, the Company and their managers harmless from any obligation or liability arising out of the contracting and performance of such third-party financing in accordance with the Buyer’s instructions, except in case of fraud or willful misconduct of the Seller or the Company.

6.5.          Public Acquisition Offer (OPA).  (a) The transfer of the Purchased Shares by the Seller to the Buyer shall impose on the Buyer the obligation to make a public offer for the acquisition of the Units of the non-controlling shareholders of the Company (“OPA”) within the term and in accordance with the provisions of applicable Law, the Corporate Documents of the Company and the Bovespa Level 2 Distinguished Practices of Corporate Governance (Práticas Diferenciadas de Governança Corporativa Nível 2). Failure to effect such OPA in accordance herewith shall be construed as a condition subsequent (condição resolutiva). Forthwith after Closing, the Buyer agrees to take all actions necessary to carry out such OPA in order to satisfy the condition set forth herein, including: (a) the payment of any applicable registration fees; (b) satisfaction of the requirements made by the CVM with respect to the registration of the OPA; (c) engagement of a financial institution to coordinate the OPA; and (d) consummation of the OPA and the payment to non-controlling shareholders of the Company required thereunder. Should the transaction contemplated hereby be resolved as a result of the failure of the Buyer to launch and consummate the OPA, with the return of the Purchased Shares to the Seller and the return of the Purchase Price to the Buyer, the Seller shall be entitled to liquidated damages (multa compensatória) in the total amount of EUR 100,000,000.00 payable by means of deduction from the Purchase Price to be returned by the Seller to the Buyer. The liquidated damages contemplated herein shall not be cumulative with any other penalty under this Agreement.

(b)             The Seller agrees to accept the OPA and sell all the Seller’s Units at the OPA filed by the Buyer in accordance with clause (a) above.

6.6.          ANEEL and CADE Filing.  Forthwith after the Effective Date the Parties shall jointly prepare all forms and documents necessary to submit the transaction contemplated hereby to ANEEL and CADE for approval of the transfer of the Purchased Shares, submit such documents to ANEEL and CADE within the term set forth in applicable Law and otherwise execute all necessary documents and cooperate with each other in order to obtain the approval of ANEEL and CADE. The ANEEL and the CADE filings shall be conducted by the Buyer; provided that the Seller shall provide to the Buyer all documents and information and execute all documents and otherwise take all further action as necessary or reasonably requested by the Buyer in connection with the ANEEL and the CADE filings. All fees, costs and expenses incurred with the filing of the transaction contemplated hereby with ANEEL and CADE and the approval process shall be paid by the Buyer. In the event of any judgment, decision or order by CADE imposing any condition for its approval of the transfer of the Purchased Shares to the Buyer, Buyer shall have full discretion with respect to the fulfillment of such conditions and adoption of any measures in connection therewith and the Seller shall have no responsibility whatsoever in connection with such judgment, decision or order.

6.7.          Change of Corporate Name and Trademarks.  Subject to Section 6.10, within 60 days after Closing, the Buyer shall cause the entities of the Group to change their corporate name in order to not use the name “Terna” and shall cause the Group to refrain from using any trademarks, business names, logos or website or internet dominium with the name “Terna” and to, upon request and at the expense of the Seller, cancel or transfer to the Seller any registrations of such name, trademarks and logos with any intellectual property registration authorities.

6.8.          Consummation of the Transactions.  From the Effective Date until the Closing, the Parties will not take, or omit to take (and the Seller will not permit the Company and the other entities of the Group to take or omit to take) any action that could reasonably be expected to (i) directly or indirectly cause the transactions contemplated hereby not to be consummated or (ii) result in a breach of any covenant, agreement, representation or warranty under this Agreement.

6.9.          Notices of Certain Events by Buyer.  From the Effective Date until the Closing Date, the Buyer shall notify the Seller in writing of:

(a)             any communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)             any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c)           any fact that renders any representation or warranty made by the Buyer hereunder false, incomplete, misleading or incorrect on the Closing Date.

6.10.        Closing Shareholders’ Meeting.  The Seller shall cause the Company and the Subsidiaries to call a shareholders’ meeting (or quotaholders’ meeting, as may be applicable) for the Business Day following the Closing Date, and the Buyer agrees to carry out such shareholders’ or quotaholders’ meetings, as applicable, to resolve on (A) the appointment of directors of the Company and the Subsidiaries appointed by or at the direction of the Buyer, or of the Company, in the case of the Subsidiaries; and (B) amend the Company’s by-laws and Terna Serviços Ltda.’s articles of association in order to exclude any reference to the name “Terna” therefrom.

6.11.        Provided that it does not or may not constitute or cause a breach of the fiduciary duties of the Buyer and CEMIG or a breach of Law, Buyer and CEMIG shall refrain from exercising their voting rights to cause the Company to file any claim against the directors and officers of the Company or of any other entity of the Group, appointed by or under direction of the Seller, for any of their acts or omissions prior to the Closing, except in cases of fault (culpa), fraud, willful misconduct or breach of Law or of the By-laws.

6.12         CEMIG’s General Shareholders’ Meeting to Approve or Ratify this Agreement.  CEMIG agrees to call a General Shareholders’ Meeting in accordance with its Corporate Documents in order to approve or ratify this Agreement in accordance with Article 256 of the Brazilian Corporations Law, and to take all such further action as necessary to ensure that such General Shareholders’ Meeting be held in due course and adequate timing between the Effective Date and the Closing Date.

ARTICLE VII
CONDITIONS TO CLOSING

7.1.          Conditions to Obligation of the Buyer.  The obligation of the Buyer to consummate the Closing is subject to the satisfaction of the following further conditions (any of which may be waived in writing, in whole or in part, by the Buyer):

(a)             (i) the Seller shall have performed all of its material obligations hereunder required to be performed by it on or prior to the Closing Date, and (ii) the representations and warranties of the Seller contained in Article III of this Agreement shall be true and correct as of the Effective Date and on the Closing Date as though restated on and as of such date (except in the case of any representation or warranty that by its terms is made as of a date specified therein, such representation or warranty shall be accurate as of such date);

(b)             all approvals and consents required from any Governmental Authority (including ANEEL, but excluding CADE), listed in Schedule 3.3, and any other third party shall have been obtained and copies of such approvals and consents shall have been provided to the Buyer (except for the consent of BNDES and other creditors for borrowed money listed in Schedule 3.4(c) under “Other Lenders”, in respect of which consents the condition shall be that a response from BNDES or such other creditors to the consent request shall have been obtained, regardless of such response being a consent or a denial of such consent; provided that the Seller shall have fully cooperated with the Buyer and the Company and executed all such documents and taken all such further action as necessary or as reasonably requested by the Buyer, at Buyer’s expense, to obtain such consents or procure that the Company obtain financing from a third-party financial institution, in the terms negotiated by the Buyer, in order to refinance all debt owed by the Group to BNDES and such other creditors);

(c)             the Buyer shall have received a duly executed legal opinion, dated the Closing Date, of Italian counsel to the Seller satisfactory to the Buyer, substantially in the form of Schedule 7.1(c), as to the valid execution, due authorization, authority of the signatories and validity and enforceability of this Agreement and the provisions hereof against the Seller, subject to customary qualifications agreed upon with the Buyer;

(d)             since the date of the Reference Financials and until the Closing Date, there shall have been no event or circumstance, either individually or in the aggregate, that has caused or could reasonably be expected to cause Damages to the Company, any other entity of the Group, the Buyer, CEMIG and/or their Affiliates equal to or greater than EUR 70,000,000.00;

(e)             the Seller shall have delivered to the Buyer, at least five Business Days prior to the Closing Date, the latest consolidated financial statements of the Company required to be presented pursuant to CVM regulations;

(f)              the Intercompany Loan shall have been amended to the Buyer s satisfaction in order to clarify that, upon prepayment of the Intercompany Loan, interest shall be calculated on the basis of actual days elapsed until such prepayment and to extend the maturity date to May 31, 2010;

(g)             the Seller shall have delivered to the Buyer copy of a waiver duly executed by the lenders the Contrato de Abertura de Crédito nº CBG-00185/06, dated December 15, 2006, among Banco BNP Paribas Brasil S.A., Banco Santander Banespa S.A., Banco Citibank S.A., Novatrans Energia S.A. (“Novatrans”), and the

bank credit bills (cédulas de crédito bancário) issued in accordance therewith, with respect to the failure by Novatrans to grant to the lenders the collateral required under such agreement and bank credit bills or evidence satisfactory to the Buyer that such failure has been properly cured; and

(h)           the entering by the Buyer into this Agreement shall have been ratified by CEMIG’s shareholders in accordance with Article 256 of the Brazilian Corporations Law.

7.2.          Conditions to Obligation of the Seller.  The obligation of the Seller to consummate the Closing is subject to the satisfaction of the following further conditions (any of which may be waived in writing, in whole or in part, by the Seller):

(a)             (i) The Buyer and CEMIG shall have performed all of their respective material obligations hereunder required to be performed by them at or prior to the Closing Date, and (ii) the representations and warranties of the Buyer and CEMIG contained in Article IV shall be true and correct as of the Effective Date and on the Closing Date as if made at and as of such date (except in the case of any representation or warranty that by its terms is made as of a date specified therein, such representation or warranty shall be accurate as of such date);

(b)             The Seller shall have received copies of the Corporate Documents of the Buyer and CEMIG and all other corporate approvals and evidence of the authority of the signatories to execute and deliver this Agreement on behalf of the Buyer and CEMIG;

(c)             all approvals and consents required from any Governmental Authority (including ANEEL, but excluding CADE), listed in Schedule 3.3, for the execution and delivery of this Agreement and performance of the transactions contemplated hereby and for the transfer of the Purchased Shares by the Seller to the Buyer shall have been obtained and copies of such approvals and consents shall have been provided to the Seller.

ARTICLE VIII
SURVIVAL; INDEMNIFICATION

8.1.          Indemnification.  Subject to the provisions of this Article VIII and to an overall indemnification cap limit (with respect to the total amount to be indemnifiable by each of the Buyer and the Seller, individually) of EUR 160,000,000.00 (one hundred-sixty million Euros) (the “Cap”) applicable with respect to any Damages which shall be indemnified in accordance with this Section

8.1 other than Damages arising under Section 8.1(a)(iii), which shall not be limited to this Cap,

(a)             the Seller agrees to pay and to indemnify fully, hold harmless and defend the Buyer, CEMIG, the Company, the other entities of the Group and their respective Affiliates, agents, directors, officers, employees, representatives, successors and assigns, from and against any and all Damages:

(i)              resulting from any inaccuracy or breach of any representation or warranty of the Seller contained in this Agreement or from any acts, claims, contingencies, liabilities, facts or omissions (other than: (x) costs incurred after the date of the Reference Financials in the ordinary course of the business consistent with past practices of the Group and capital expenditures in respect of the construction of Brasnorte’s transmission line and substations in accordance with the Concession Agreement and the Contracts of Brasnorte in effect on the Effective Date except for any such capital expenditures incurred in fraud and provided that Third Party Claims relating to such capital expenditures are not excluded from indemnification pursuant to this item (i)(x); (y) those contemplated in item (ii) below, which are regulated in such item; and (z) liabilities and contingencies expressly registered in the balance sheet contained in the Financial Statements attached as Schedule 1.1(a)-II up to the amount of such liabilities and contingencies set forth therein) incurred, existing or occurred prior to the Closing Date, irrespective of it being disclosed in any annex or schedule to this Agreement; provided that the Buyer delivers a Claim Notice to the Seller until 18 months following the Closing Date; and/or

(ii)             resulting from acts, facts, claims, contingencies, liabilities or omissions arising out of any inaccuracy or breach of representations and warranties, including on the Closing Date, made in Sections 3.1, 3.2, 3.3, 3.4 and 3.6, irrespective of it being disclosed in any annex or schedule to this Agreement and irrespective of the date when the Buyer delivers a Claim Notice to the Seller; and/or

(iii)            any claim, contingency or liability of the Company or any other entity of the Group arising in connection with: (A) any Imposto sobre Circulação de Mercadorias e Serviços (ICMS) due with respect to energy transmission operations or services; and/or (B) PIS (Contribuição para o Programa de Integração Social) and COFINS (Contribuição para o Financiamento da Seguridade Social) due with respect to the adoption of the non-cumulative regime for calculation of PIS and COFINS with respect to operational revenues of the Group, in each case irrespective of it being disclosed in any annex or schedule to this Agreement; provided that, in each case, the Buyer deliver a Claim Notice to the Seller until 18 months following the Closing Date; and/or

(iv)            resulting from any breach of any covenant or agreement of the Seller (including any covenant to cause the Company to take any action or fulfill any obligation) contained in this Agreement (which is not specifically contemplated in (i), (ii) or (iii) above); provided that in any case the imposition of the Parcela Variável in a percentage not exceeding the average of the last three years in respect to each network function of each Concession shall not give rise to indemnification hereunder to the extent that it is consistent with the Group’s past practices or the ordinary course of business and not caused by negligence or willful misconduct of the Seller, the Company or other entity of the Group and provided further that the imposition of the Parcela Variável with respect to acts, facts or omissions related to events occurred after the Closing Date shall not give rise to indemnification hereunder; and/or

(v)             resulting from an inaccuracy or dispute in the amount of the withholding income tax calculated by Seller pursuant to Section 2.2(c).

(b)           From and after the Closing, the Buyer agrees to pay and to indemnify fully, hold harmless and defend the Seller and its Affiliates, respective agents, directors, officers, employees, representatives, successors and assigns, from and against any and all Damages arising out of:

(i)              any inaccuracy or breach of any representation or warranty of the Buyer or CEMIG contained in this Agreement, provided that Seller delivers a Claim Notice to the Buyer to that respect on or before the Closing; and/or

(ii)             any breach of any covenant or agreement of the Buyer contained in this Agreement (which is not specifically contemplated in (i) above).

; provided that, in either case of (a) and (b) above, the requirement that a Claim Notice is delivered up to a certain date, where applicable, means that the respective claim, contingency, liability or risk of Damage must be identified in the Claim Notice up to such applicable date, but that, nonetheless, actual materialization of Damage pursuant to Section 8.4 below may occur at any time thereafter and provided further that any Direct Claim must be supported by an opinion issued in writing by an expert with recognized experience with the subject matter of the Direct Claim.

(c)             Notwithstanding the provisions of Section 8.1(a) above, the Seller shall not be liable to the Buyer with respect to any direct adverse accounting impact of the adjustments made to the financial statements of the Group solely and exclusively in connection with the preparation of such financial statements in accordance with IFRS pursuant to Schedule 3.13(b).

8.2.          Indemnity Guaranty.  Without limiting any other indemnity rights of the Buyer hereunder, to guarantee any of the Seller’s indemnity obligations hereunder, Seller shall deliver to Buyer on or prior to Closing a stand-by letter of credit issued by a first line bank with operations in Brazil, containing express waivers of the benefits set forth in Sections 364, 366, 827, 834, 835, 837, 838 and 839 of the Brazilian Civil Code and Section 595 of the Brazilian Code of Civil Procedure (or comparable laws) and other terms reasonably acceptable to Buyer (the “Indemnity Guaranty”). The Indemnity Guaranty shall be valid and enforceable on a first demand basis within the validity term of 18 (eighteen) months following the Closing Date, for the guaranteed amount of R$75,000,000.00 (seventy five million Reais).

8.3.          Further Limitations.  An Indemnified Party shall not be entitled to bring any individual claim until the aggregate amount of Damages suffered, paid or incurred, including such claim, exceeds R$18,000,000.00 (eighteen million Reais) (the “Deductible”) and any indemnification hereunder shall be only to the extent of such excess and, except with respect to Damages arising under Section 8.1(a)(iii), subject to the Cap. For the avoidance of doubt, once the aggregate amount of Damages suffered, paid or incurred by an Indemnified Party exceeds the Deductible, such Indemnified Party shall be entitled to indemnification for any and all amount of Damages which, considered jointly with all other Damages suffered, paid or incurred, exceeds the Deductible.

8.4.  Method of Asserting Claims, etc.  The party making a claim for indemnification under this Article VIII is, for the purposes of this Agreement, referred to as the “Indemnified Party” and the party or parties against whom such claims are asserted under this Article VIII is, for the purposes of this Agreement, referred to as the “Indemnifying Party”. All claims by any Indemnified Party under this Article VIII shall be asserted and resolved as follows:

(a)             In the event that (i) any Proceeding is asserted, instituted or threatened by the relevant competent Governmental Authority or Person, in any case other than the Parties hereto and their Affiliates which could give rise to Damages for which an Indemnifying Party would be liable to an Indemnified Party hereunder (such Proceeding, a “Third Party Claim”) or (ii) any Indemnified Party hereunder shall have a claim (including as a result of a potential claim that may result from facts, liabilities, contingencies or practices of the Group) to be indemnified by any Indemnifying Party hereunder (such claim, a “Direct Claim”), the Indemnified Party shall, with reasonable promptness, send to the Indemnifying Party a written notice specifying the nature of such claim or demand and the amount or estimated amount (which estimate shall not be conclusive of the final amount of such claim and demand) (a “Claim Notice”).

(b)             In the event of a Third Party Claim, the Indemnifying Party and the Indemnified Party shall agree on a reputable counsel among the leading firms specialized in litigation and in the matter covered by the Third Party Claim to be retained by the Indemnifying Party to represent the Indemnified Party and any other Person the Indemnifying Party may reasonably designate in connection with such Third Party Claim and the Indemnifying Party shall pay the fees and disbursements of such counsel and any legal costs, expenses and deposits with regard thereto; provided, however, that in the event the Indemnifying Party and the Indemnified Party fail to agree on counsel as above described within two Business Days, the Indemnifying Party may appoint within a subsequent period of one Business Day a reputable counsel among the leading firms specialized in litigation and in the matter covered by the Third Party Claim and, if the Indemnifying Party does not appoint such counsel within such period, any Indemnified Party is hereby authorized to retain reputable counsel among the leading firms specialized in litigation and in the matter covered by the Third Party Claim, whose fees and expenses, as well as any advances, legal costs, expenses or deposits (including court or judicial deposits) required in any Third Party Claim, shall be at the expense of the Indemnifying Party to file any motion, answer or other pleading and take such other action which it shall reasonably deem necessary to protect the interests of the Indemnified Party and the Indemnifying Party. The Indemnifying Party shall not, in connection with any Third Party Claim or related Proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one such firm for all such Indemnified Parties. The Indemnified Party agrees not to settle any Third Party Claim without the prior written consent of the Indemnifying Party. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in defending any Third Party Claim which the Indemnifying Party defends, or, if appropriate and related to the claim in question, in making any counterclaim against the Person asserting the Third Party Claim or demand, or any cross-complaint against any Person.

(c)             In the event of a Direct Claim for Damages already materialized, unless the Indemnifying Party notifies the Indemnified Party in writing within thirty (30) days of receipt of a Claim Notice that it disputes such claim, the amount of such claim shall be conclusively deemed a liability of the Indemnifying Party hereunder and shall be paid to the Indemnified Party immediately. In the event of a Direct Claim with respect to Damages not yet materialized notified by the Indemnifying Party to the Indemnified Party within the relevant term set forth in Section 8.1, the amount of such claim shall be paid by the Indemnifying Party to the Indemnified Party within five Business Days following receipt of written notice from the Indemnifying Party informing that the Damages have materialized.

(d)              From and after the delivery of a Claim Notice hereunder, at the reasonable request of the Indemnifying Party, the Indemnified Party shall grant the Indemnifying Party and its representatives all reasonable access to the books, records and properties of the Indemnified Party to the extent reasonably related to the matters to which the Claim Notice relates, except for any of the foregoing that contains confidential or privileged information pursuant to applicable Law. The Indemnifying Party will not, and shall require that its representatives do not, use (except in connection with such Claim Notice) or disclose or make available to any third Person other than the Indemnifying Party’s representatives (except as may be required by applicable Laws) any information obtained pursuant to this Section which is designated as confidential by the Indemnified Party. All such access shall be granted during normal business hours, shall be subject to the normal safety regulations of the Indemnified Party, and shall be granted under conditions which will not interfere with the business and operations of the Indemnified Party.

(e)               Any Damages that are indemnifiable pursuant to this Article VIII shall be paid: (i) (A) immediately upon definitive resolution of a dispute in connection with a Direct Claim or (B) upon termination of the 30-day term set forth in Section 8.4(c) in case of an undisputed Claim Notice in accordance with such provision; or (ii) on the fifth Business Day after receipt of written notice that, as the case may be (A) a settlement has been made; or (B) all appeals in connection with the corresponding Third Party Claim have been exhausted (decisão transitada em julgado). Any Damages that are indemnifiable pursuant to this Article VIII and are not paid on the due date thereof shall accrue interest at a rate equivalent to 103% of the Selic Rate from the due date of the indemnification until (but excluding) the date when actually paid.

(f)               Any amount of Damages indemnifiable in accordance with this Article VIII which is recovered by the Indemnified Party from third parties shall: (x) immediately upon receipt thereof be deducted from the amounts payable by the Indemnifying Party, if effectively received prior to payment of such indemnification, or (y) be reimbursed to the Indemnifying Party within five days from receipt thereof if effectively received after such Indemnifying Party has effectively paid the full amount of the indemnification due to the Indemnified Party.

(g)              Without in any manner limiting the rights of the Buyer under this Agreement, from and after Closing the Buyer agrees to (and to cause the relevant entities of the Group to), at the request and at the expense of the Seller, cooperate with the Seller and use reasonable efforts to file (or cause the relevant entity of the Group to file) the relevant claims with, and fill out the required forms and other documents of, insurance and bank guarantee providers in order to recover from such insurance and bank guarantee providers the amount of Damages indemnifiable by the Seller in accordance with Section 8.1(a) which is guaranteed by such insurance or bank guarantee providers, as long as filing such claims and taking such other action contemplated herein may not, in the reasonable judgment of the Buyer, be disadvantageous to the Buyer, adversely interfere with the Buyer’s relationship with any third party or otherwise cause any Damages to the Buyer; provided that the Seller shall keep the Buyer, the Company, each other entity of the Group and their managers harmless from any Damages arising out of the Buyer’s performance of the actions contemplated in this Section 8.4(g). In any event, for the avoidance of doubt, the Parties acknowledge that the commitment under this Section 8.4(g) is a reasonable effort commitment and that nothing in this clause shall be construed as to require the Buyer to mitigate Damages or seek recovery of such Damages from any third party as a condition to being entitled to any indemnification rights under this Agreement.

ARTICLE IX
TERMINATION

9.1.          Grounds for Termination.  (a) This Agreement may be terminated at any time prior to the Closing:

(i)              by mutual written agreement of the Parties;

(ii)             by the Seller or the Buyer, if: (A) the acquisition of the Purchased Shares by the Buyer in accordance with this Agreement has not been approved or ratified by CEMIG’s General Shareholders’ Meeting until May 31, 2009; or (B) the Closing shall not have been consummated within 12 months after the Effective Date; provided that, if the Closing has not occurred due to a Party’s breach of any of the covenants or agreements herein, then such Party shall not have the right to terminate this Agreement pursuant to this Section 9.1 (a)(ii);

(iii)            by either the Seller or Buyer, if there shall be any Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited, provided that such Law is not revoked, reversed, suspended or otherwise overcome within thirty (30) days counted as of the date the Parties become aware of its existence;

(iv)            by the Buyer (provided that neither the Buyer nor CEMIG is then in material breach of any of their representations, warranties, covenants or other agreements contained herein) in case of a breach by the Seller of any of: (A) its representations and warranties under Sections 3.1, 3.2, 3.3 and 3.6, or material covenants contained in this Agreement, or (B) other representations and warranties contained herein in respect of matters that individually or in the aggregate may cause Damages to the Company, any entity of the Group, the Buyer, CEMIG and/or their Affiliates equal to or greater than EUR 70,000,000.00, which breach, in each case, is not cured within 30 (thirty) days after written notice to the Seller specifying in reasonable detail the nature of such breach or occurrence; or

(v)           by the Seller (provided that the Seller is not then in material breach of any of its representations, warranties, covenants or other agreements contained herein) in case of a breach by either Buyer or CEMIG of: (A) any of their respective representations and warranties under Sections 4.1, 4.2 and 4.4 or material covenants contained in this Agreement, or (B) any of their other representations and warranties contained herein in respect of matters that individually or in the aggregate may cause Damages to the Seller and/or its Affiliates equal to or greater than EUR 70,000,000.00, which breach, in each case, is not cured within 30 (thirty) days after written notice to the Buyer specifying in reasonable detail the nature of such breach or occurrence.

(b)           The Party desiring to terminate this Agreement shall give written notice of such termination to the other Parties.

9.2.          Effect of Termination.  (a) If this Agreement is terminated as permitted by Section 9.1(a)(i), 9.1(a)(ii) or 9.1(a)(iii) above, this Agreement shall become void and have no effect forthwith as of the date of termination, and such termination shall be without liability of any Party (or any shareholder, partner, director, officer, employee, agent, consultant or representative of such Party) to the other Parties to this Agreement.

(b)             If the Buyer terminates this Agreement based on Section 9.1(a)(iv) above, the Seller shall pay to the Buyer, in immediately available and fully transferable funds, liquidated damages (multa compensatória) in the amount of EUR 100,000,000.00 within ten Business Days from the termination date. The liquidated damages contemplated herein shall not be cumulative with any other penalty under this Agreement.

(c)             If the Seller terminates this Agreement based on Section 9.1(a)(v) above, the Buyer shall pay to the Seller, in immediately available and fully transferable funds, liquidated damages (multa compensatória) in the amount of EUR 100,000,000.00 within ten Business Days from the termination date. The liquidated damages contemplated herein shall not be cumulative with any other penalty under this Agreement.

(d)             Notwithstanding anything to the contrary in this Agreement, the non-occurrence of the General Shareholders’ Meeting of CEMIG to ratify this Agreement (for reasons other than CEMIG’s failure to call such General

Shareholders’ Meeting) or the non-obtaining of such ratification and the termination of this Agreement as a result of such lack of ratification shall not impose on the Buyer, the Guarantor or the Seller any obligation to pay any penalty, fee, Damages, liquidated damages whatsoever or otherwise impose any other liability on the Buyer, the Guarantor or the Seller.

(e)             The provisions of Sections 6.2, 6.3, 6.6, 9.1, 9.2, 10.1, 10.3, 10.5, 10.6 and 10.7 shall survive any termination hereof pursuant to Section 9.1, above.

ARTICLE X
MISCELLANEOUS

10.1.        Notices.  All notices, requests and other communications to any Party hereunder shall be in writing (including facsimile transmission) and shall be provided to the address or facsimile number provided for such Party on Schedule  10.1 hereto or, as directed by any Party, to such other address as shall be designated by such Party by written notice to the other Parties in accordance herewith. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 6:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

10.2.        Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived prior to the Closing Date if such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b)           No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

10.3.        Expenses.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

10.4.        Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of each other Party hereto, except that the Buyer may, at its sole discretion and without the need of consent by the Seller, assign this Agreement and its rights and obligations hereunder to any of its Affiliates or to any Person Controlled or not by the Buyer or CEMIG, as long as the obligations of such assignee are guaranteed by CEMIG in the same terms of the guarantee set forth in Section 10.5 hereof.

10.5.        Parent Guarantee.  (a) CEMIG hereby personally, jointly and severally, guarantees all obligations and commitments of the Buyer under this Agreement, being obligated and committed hereunder, as primary obligor and not merely as a surety, to the same extent and under the same conditions as the Buyer is itself obligated and committed (it being understood that any obligations of the Company under or to pay any amounts due under the Intercompany Loan are not guaranteed by CEMIG). For the purposes of this Section 10.5, CEMIG irrevocably waives its rights under Section 364, 366, 827, 834, 835, 838 and 839 of the Brazilian Civil Code and Section 595 of the Brazilian Code of Civil Procedure.

10.6.        Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil.

10.7.        Arbitration.  (a) The Parties shall use their respective best efforts to settle amicably all disputes, doubts or differences concerning the interpretation or application of any provision of this Agreement, as well as any dispute, doubt or difference related to its existence, validity, enforceability, breach or termination. If any such dispute, doubt or difference is not so settled, each Party shall have the right to refer it to arbitration for final settlement. In such event, the Parties shall be obligated to join the arbitration proceeding and to refrain from submitting the dispute to any court.

(b)             The Parties agree that all disputes arising out of or in connection with this Agreement shall be finally settled by arbitration under the Rules of Arbitration of the International Chamber of Commerce then in force (the “ICC  Rules”), by an arbitration panel appointed in accordance with the ICC Rules. The arbitral tribunal shall consist of three arbitrators, one designated by the Seller, one designated by the Buyer and CEMIG jointly and the third, who shall be the chairman of the arbitral tribunal, selected by agreement of the two designated arbitrators. In the event the two arbitrators shall fail to agree on the selection of the chairman, the chairman shall be selected in accordance with the ICC Rules.

(c)            The seat of the arbitration shall be the city of Rio de Janeiro, State of Rio de Janeiro, Brazil. The Portuguese language shall be used throughout the arbitration proceedings. The arbitral award shall be rendered in Brazil, within six months after the arbitral tribunal is established. If necessary, such term may be extended by the arbitral tribunal for an additional six-month period, or a different period in case there is reasonable justification by the arbitral tribunal.

(d)             The arbitral award shall be final, binding and not subject to appeal, judicial homologation or any remedy from any court, and any judgment upon such award may be accepted and enforced in any court of competent jurisdiction. The defeated Party(ies) will indemnify the winning Party(ies) for all their costs and expenses incurred with the arbitration proceeding, including attorneys’ fees.

(e)             Each of the Parties reserves the right to request judicial support in any competent jurisdiction to: (i) compel the institution of arbitration; (ii) obtain temporary or injunctive relief with respect to urgent matters, without any of such measures being interpreted as a waiver of the foregoing arbitration procedures; and (iii) to enforce any arbitrator’s resolution, including the final arbitration decision. The Courts of the State of Rio de Janeiro shall have jurisdiction for the matters contemplated in this clause (e), without limiting each Party’s ability to seek any of these measures in any other court of competent jurisdiction.

(f)              Each Party shall maintain confidential all and any information with respect to any arbitration proceeding hereunder and shall not disclose any such information without the prior written consent of the other Parties, except to the extent it shall be required by Law, court order or by an administrative or judicial authority to disclose such information.

10.8.        Headings.  The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.9.        Foreign Currency Denominated Amounts.  Except as otherwise set forth in this Agreement, the Reais-equivalent amount of any amounts expressed in Euros in this Agreement shall be calculated at the average of the buy and sell rates for Euros, obtained under the Brazilian Central Bank screen transaction PTAX800 – Option 5 at closing of the Business Day immediately preceding the date when such amount is calculated.

10.10.      Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

10.11.      Remedies Non-Exclusive.  The remedies provided for under this Agreement are cumulative and the exercise of one right or remedy does not preclude any Party from exercising any other right or remedy against the other Party, except as otherwise provided in this Agreement. Each Party shall be entitled to all other remedies available under applicable Law in addition to the remedies specifically mentioned in this Agreement.

10.12.      Specific Performance.  The Parties agree that the obligations imposed on them in this Agreement are especial, unique and of an extraordinary character, and that, in the event of breach by any Party, damages would not be an adequate or sufficient remedy and each of the other Parties shall be entitled to specific performance and injunctive relief in addition to any other remedy to which it may be entitled, at law or in equity; and the Parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. The Parties agree that all of the obligations undertaken by them hereunder are subject to, and shall enjoy the benefit of, specific performance in accordance with Articles 461, 466-A and 466-B of the Civil Procedure Code of Brazil.

10.13.      Third Party Beneficiaries.  No provision of this Agreement is intended to confer upon any Person other than the Parties hereto and their successors and permitted assignees any rights or remedies hereunder.

10.14.      Entire Agreement.  This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.

(signature page of the Share Purchase Agreement dated April 23, 2009, between Terna – Rete Elettrica Nazionale S.p.A., Cemig Geração e Transmissão S.A. and Companhia Energética de Minas Gerais – Cemig as intervenig Party)

IN WITNESS WHEREOF, the Parties hereto have caused this Share Purchase Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Seller:

TERNA – RETE ELETTRICA NAZIONALE S.P.A.

Name:	Name:
Title:	Title:

Buyer:

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Name:	Name:
Title:	Title:

Intervening party:

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Name:	Name:
Title:	Title:

Witnesses:

Name:	Name:
CPF:	CPF: